UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

Amendment No. 2

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This report on Form 6-K/A furnished by Orbotech Ltd. (“Orbotech”) amends Orbotech’s report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on May 17, 2018, as amended (the “Form 6-K”), solely to provide that the Form 6-K is incorporated by reference into the Registration Statement on Form S-8 (Registration No. 333-207878) of Orbotech previously filed with the SEC. Except as expressly set forth above, this amendment to the Form 6-K does not amend, update or restate the information furnished on the Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and Chief Financial Officer

Date: May 31, 2018